Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

30 October 2020

Westpac Board extends Peter King’s contract

Westpac Chairman, John McFarlane, today announced that the Westpac Board and CEO, Peter King, had agreed to amend his employment contract removing the two-year term.

Mr McFarlane said the Board and Mr King have had recent discussions and Mr King confirmed he is committed to the multi-year plan to turn the company around. Reflecting these discussions his employment contract has been amended to a standard 12-month notice period.

“In the short time Peter has been CEO, he has made a significant contribution to Westpac, in a year of unprecedented change,” Mr McFarlane said.

“He has guided Westpac through the challenges of COVID-19 as well as settling the AUSTRAC matter.

“His strategy reset is already driving fundamental change to how the company operates with clearer accountability, faster decision making and a focus on improving risk management. He has also refreshed the Executive Team and refocused the Bank on its core markets and products.

“Given the program of work underway, we are delighted to have leadership continuity,” Mr McFarlane said.

Mr King said: “It is a privilege to lead Westpac. While I am pleased with what we have achieved over the last six months, we have a significant agenda ahead that requires a longer-term commitment than two years. I am determined to see Westpac return to a leadership position.”

Mr King’s contract terms remain unchanged, except for the removal of the 2-year term.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.